Exhibit 99.1

Mecox Lane Limited Announces Third Quarter 2014 Results

Gross profit margin improves to 63.8%

SHANGHAI, November 25, 2014 — Mecox Lane Limited (“Mecox Lane” or the “Company”) (NASDAQ: MCOX), a multi-brand and multi-channel retailer of health, beauty and lifestyle products in China, today announced its unaudited financial results for the third quarter ended September 30, 2014.

Following the spin-off of Mecox Lane’s apparel and accessories business pursuant to a share purchase agreement dated as of August 8, 2014 and completed on September 18, 2014, the following results reflect the Company’s continuing and discontinued operations.

Third Quarter 2014 Highlights

•             Net revenue was $13.1 million in the third quarter of 2014, representing a year-over-year increase of 23.1%

•             Gross profit1 increased 32.4% to $8.3 million in the third quarter of 2014, compared to $6.3 million in the third quarter of 2013

•             Gross profit margin was 63.8% in the third quarter of 2014, compared to 59.4% in the third quarter of 2013

•             Net loss was $0.2 million in the third quarter of 2014, compared to a net loss of $5.0 million in the third quarter of 2013

“The third quarter represented a key turning point for Mecox Lane as we continued moving forward with our strategy to expand the Company’s health, beauty and lifestyle products business,” said Mecox Lane’s director and chief executive officer, Ms. Ingrid Wang. “The spin-off of the Company’s apparel and accessories business in September has enabled us to focus on Mecox Lane’s strongest performing product lines, which include a range of proprietary brands and third-party products, and resulted in an improved gross margin and a greatly narrowed net loss this quarter. We look forward to similarly strong results through the end of the year and into 2015.”

1 Gross profit excludes the impact of depreciation and amortization expenses.

Third Quarter 2014 Results

Due to the seasonal nature of its business, the Company presents its financial results on a year-over-year basis for the third quarter of 2014 and the third quarter of 2013 as follows.

Net Revenue

Total net revenues were $13.1 million in the third quarter of 2014, representing a 23.1% increase from $10.6 million in the third quarter of 2013. The increase was attributed to the Company’s launch of a number of new health, beauty and lifestyle products along with positive results of related promotional offers.

Cost of Goods Sold2

Cost of goods sold was $4.7 million in the third quarter of 2014, representing an increase of 9.6% from $4.3 million in the third quarter of 2013. The increase was consistent with the increase in the Company’s total net revenues.

Gross Profit and Gross Margin

Gross profit was $8.3 million in the third quarter of 2014, representing an increase of 32.4% from $6.3 million in the third quarter of 2013. Gross profit margin was 63.8% in the third quarter of 2014, compared to 59.4% in the third quarter of 2013. The increase in gross margin was attributed primarily to increased sales of the Company’s proprietary products, which typically generate higher margins compared to those of the Company’s third-party product offerings.

Operating Expenses

Total operating expenses were $6.5 million in the third quarter of 2014, representing a 14.4% increase from $5.7 million in the third quarter of 2013.

Selling, general and administrative (“SG&A”) expenses were $6.4 million in the third quarter of 2014, representing an increase of 16.9% from $5.5 million in the third quarter of 2013, primarily as a result of increased sales bonuses associated with the Company’s overall increase in product sales.

The increase in SG&A expenses was partially offset by a government subsidy in the amount of $0.4 million received in the third quarter of 2014.

Income from Continuing Operations

Income from continuing operations was $1.9 million in the third quarter of 2014, representing an increase of 105.4% from $0.9 million in the third quarter of 2013.

Loss from Equity in an Affiliate

Loss from equity in an affiliate, Giosis Mecoxlane, was $1.8 million in the third quarter of 2014, compared to $1.4 million in the third quarter of 2013.

2 Cost of goods sold excludes depreciation and amortization expenses.

Loss from Discontinued Operations

As previously announced, the Company completed the spin-off of its apparel and accessories business on September 18, 2014 for an adjusted consideration of $6.1 million. The loss from the Company’s discontinued operations in the third quarter of 2014 was $0.3 million, which included a net loss from discontinued operations of $1.3 million in July, offset by a disposal gain of $1.0 million. The loss from discontinued operations in the third quarter of 2013 was $4.5 million.

Net Loss and Loss per ADS

Net loss was $0.2 million in the third quarter of 2014, compared to a net loss of $5.0 million in the third quarter of 2013. Non-GAAP net loss3 was $0.1 million in the third quarter of 2014, compared to a non-GAAP net loss of $3.9 million in the third quarter of 2013.

Basic and diluted loss and income from the Company’s discontinued and continuing operations per American depositary share (“ADS”) attributable to Mecox Lane shareholders was $0.03 and $0.01, respectively, in the third quarter of 2014. One ADS represents 35 ordinary shares.

3 Non-GAAP net loss and non-GAAP net income exclude share-based compensation expenses. The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections of “About Non-GAAP Financial Measures” and the accompanying table of “Mecox Lane Limited — Consolidated Statement of Operations Information — Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of this press release.

Held-for-sale Assets

In July 2014, the Company indefinitely suspended the plan to sell its logistics center due to a shift in operations strategy. As such, related assets of the logistics center were reclassified from held-for-sale assets to property and equipment of $34.7 million and prepaid land use rights of $5.7 million, respectively, in accordance with relevant accounting guidance.

Cash and Short-term Investments

As of September 30, 2014, Mecox Lane had cash and cash equivalents totaling $8.2 million, compared to $14.3 million as of December 31, 2013. Short-term investments as of September 30, 2014 were $1.9 million, compared to nil as of December 31, 2013, all of which were structured term bank deposits.

Secured Short-term Borrowing

As of September 30, 2014, Mecox Lane had no secured short-term borrowing, compared to $1.6 million as of December 31, 2013.

Conference Call Information

Mecox Lane management will hold an earnings conference call at 8:00 p.m. U.S. Eastern Time on Tuesday, November 25 (9:00 a.m. Shanghai/Hong Kong Time, Wednesday, November 26) to discuss the Company’s financial results and operational highlights from the quarter and to answer questions.

A brief presentation to accompany the earnings call will be available on the Company’s website, http://ir.mecoxlane.com/events.cfm, at 6:00 p.m. U.S. Eastern Time on Tuesday, November 25 (7:00 a.m. Shanghai/Hong Kong Time, Wednesday, November 26).

The dial-in numbers and passcode for the conference call are as follows:

U.S. (toll free):	+1-855-500-8701

Mainland China:	+4001200654

International:	+65-6723-9385

Hong Kong:	+852-3018-6776

Passcode:	37293306

Additionally, an archived webcast of this call will be available on the Investor Relations section of Mecox Lane’s website at http://ir.mecoxlane.com.

About Mecox Lane Limited

Mecox Lane Limited (NASDAQ: MCOX) is a multi-brand and multi-channel retailer in China. Since the Company’s founding in 1996 and its listing on the Nasdaq Global Select Market in 2010, Mecox Lane has focused on the evolving fashion and lifestyle needs of China’s young women through multiple retail channels. As part of a strategy shift under new management and in response to current market trends, the Company focuses on providing its broad base of urban and upwardly mobile customers with health and beauty products that are in step with their increasingly wellness-focused lifestyles. For more information on Mecox Lane, please visit http://ir.mecoxlane.com.

Safe Harbor: Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “aims,” “estimates,” “confident,” “likely to” and similar statements. Among other things, the quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s business strategies and initiatives as well as its business plans; the Company’s future business development, results of operations and financial condition; changes in the Company’s revenues and cost or expense items; the Company’s expectations with respect to increased revenue growth and its ability to sustain profitability; the Company’s products under development or planning; the Company’s ability to attract customers and further enhance its brand recognition; trends and competition in the industry in which the Company operates; the failure of the markets to grow at the projected rates; the rapidly changing nature of the industry in which the Company operates; and significant uncertainties of any projections or estimates relating to the growth prospects or future condition of the market. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F as well as in its other filings with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Mecox Lane’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Mecox Lane uses in this press release non-GAAP net income (loss), which excludes share-based compensation expenses. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Mecox Lane believes that the non-GAAP financial measure facilitates investors’ and management’s comparisons to Mecox Lane’s historical performance and assists management’s financial and operational decision making. A limitation of using the non-GAAP financial measure is that share-based compensation expenses are recurring expenses that will continue to exist in Mecox Lane’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from the non-GAAP measure. The accompanying table has more details on the reconciliation between the non-GAAP financial measure and its most directly comparable GAAP financial measure.

Mecox Lane Limited

Unaudited Consolidated Balance Sheet

	December 31,	September 30,
	2013	2014
	$	$
Current assets:
Cash and cash equivalents	14,261,249	8,158,708
Short-term investments	—	1,917,925
Accounts receivable, net of allowances of $49,286 and $49,286 as of December 31, 2013 and September 30, 2014, respectively	944,447	2,522,775
Amount due from related parties	224,479	48,854
Other receivables	2,366,047	3,818,098
Advances to suppliers and prepaid expenses	754,039	658,562
Merchandise inventories	4,048,609	3,381,291
Held-for-sale assets	69,365,235	—
Total current assets	91,964,105	20,506,213
Property and equipment, net	4,025,765	38,069,448
Prepaid land use right	—	5,654,455
Intangible assets, net	872,529	573,414
Investment in an affiliate	5,546,358	1,354,368
Other non-current assets	240,906	61,686
TOTAL ASSETS	102,649,663	66,219,584

LIABILITIES AND EQUITY
Current liabilities:
Secured short term borrowing	1,640,180	—
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Mecox Lane Limited of $91,666 and nil as of December 31, 2013 and September 30, 2014, respectively)	13,001,974	5,026,362
Advances from customers	2,531,312	3,265,981
Amount due to related parties	635,770	21,146
Accrued expenses	3,236,435	2,557,693
Other current liabilities	4,172,225	3,064,442
Income tax payable	1,752,631	1,750,412
Held-for-sale liability	7,490,383	—
Total current liabilities	34,460,910	15,686,036

Equity:
Ordinary shares ($0.0001 par value; 10,000,000,000 shares authorized, 439,876,279 and 455,067,616 shares issued, and outstanding as of December 31, 2013 and September 30, 2014)	43,988	45,507
Additional paid-in capital	168,833,542	169,817,794
Accumulated deficit	(109,433,074)	(127,598,538)
Accumulated other comprehensive income	7,700,798	7,884,530
Statutory reserve	943,499	284,255
Total Mecox Lane Limited equity	68,088,753	50,433,548
Noncontrolling interests	100,000	100,000
Total equity	68,188,753	50,533,548
TOTAL LIABILITIES AND EQUITY	102,649,663	66,219,584

Mecox Lane Limited

Unaudited Consolidated Statements of Comprehensive Income (Loss)

	Three-month Ended September 30
	2013	2014
	$	$
Net revenues	10,622,078	13,074,557

Cost of goods sold (excluding depreciation and amortization)	4,315,115	4,727,408

Operating expenses:
Selling, general and administrative expenses	5,456,697	6,380,204
Depreciation and amortization	271,328	534,801
Other operating income, net	(9,344)	(372,105)

Total operating expenses	5,718,681	6,542,900

Income from operations	588,282	1,804,249
Interest expense	(59,966)	—
Interest income	203,990	52,951
Other income (loss), net	172,003	(14)

Income before income taxes, equity in an affiliate and noncontrolling interests	904,309	1,857,186
Income tax expense	—	—

Income before equity in an affiliate and noncontrolling interests	904,309	1,857,186
Loss from equity in an affiliate	(1,422,957)	(1,752,172)

Income from continuing operations	(518,648)	105,014

Loss on discontinued operations, net of tax nil	(4,458,378)	(342,827)

Net loss	(4,977,026)	(237,813)
Accretion of noncontrolling interest	3,275	—
Net loss attributable to noncontrolling interests	(3,275)	—
Net loss attributable to Mecox Lane Limited shareholders	(4,977,026)	(237,813)

Net income per share attributable to Mecox Lane-Basic
Income from continuing operations	(0.00)	0.00
Loss on discontinued operations	(0.01)	(0.00)
Net income per share attributable to Mecox Lane-Diluted
Income from continuing operations	(0.00)	0.00
Loss on discontinued operations	(0.01)	(0.00)
Net income per ADS attributable to Mecox Lane-Basic
Loss (income) from continuing operations	(0.04)	0.01
Loss on discontinued operations	(0.37)	(0.03)
Net income per ADS attributable to Mecox Lane-Diluted
Loss (income) from continuing operations	(0.04)	0.01
Loss on discontinued operations	(0.37)	(0.03)
Weighted average ordinary shares used in per share calculation
Basic	421,926,476	455,057,393
Diluted	421,926,476	455,057,393
Weighted average ADS used in per share calculation (1)
Basic	12,055,042	13,001,639
Diluted	12,055,042	13,001,639

(1) ADS amounts adjusted for a change in the ratio of the Company’s American Depositary Shares (“ADSs”) to ordinary shares (“Shares”) from 1:7 to 1:35 (“Ratio Change”), effective as of February 1, 2013.

Other comprehensive income (loss), net of tax of nil
Change in cumulative foreign currency translation adjustment	230,387	505,588
Other comprehensive income (loss), net of tax	230,387	505,588

Comprehensive loss attributable to Mecox Lane Limited shareholders	(4,746,639)	267,775

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures
Non-GAAP net loss (1)	(3,908,293)	(109,212)

Note (1) We define non-GAAP net income (loss), a non-GAAP financial measure, as net income (loss) excluding share-based compensation expenses. We review non-GAAP net income (loss) together with net income (loss) to obtain a better understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash sharebased compensation expenses, which have been and will continue to be significant recurring expenses in our business. However, the use of non-GAAP net income (loss) has material limitations as an analytical tool. One of the limitations of using non-GAAP net income (loss) is that it does not include all items that impact our net income (loss) for the period. In addition, because non-GAAP net income (loss) is not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP net income (loss) in isolation from or as an alternative to net income (loss) prepared in accordance with U.S. GAAP.

The following table sets forth the reconciliation of non-GAAP net income (loss), a non-GAAP financial measure, from net income (loss), our most directly comparable financial measure presented in accordance with U.S. GAAP, for the periods indicated.

	Three-month Periods Ended September 30
	2013	2014
	$	$
Net loss	(4,977,026)	(237,813)
Add back: Share-based compensation expenses	1,068,733	128,601

Non-GAAP net loss	(3,908,293)	(109,212)

For investor and media inquiries please contact:

In China:

Christina Hou

Mecox Lane Limited

Tel: +86-21-3108-1111 Ext. 8161

Email: ir@mecoxlane.com

Nicholas Manganaro

Ogilvy Financial, Beijing

Tel: +86-10-8520-6139

Email: mcox@ogilvy.com

In the U.S.:

Justin Knapp

Ogilvy Financial, U.S.

Tel: +1-646-460-9989

Email: mcox@ogilvy.com